                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 4)


                              Gilman + Ciocia, Inc.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)


                                   375908100
                      ------------------------------------
                                 (CUSIP Number)


                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                             Poughkeepsie, NY 12603
                                 (845) 471-4457
                                 with copies to:
                              Merril Mironer, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  July 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

          ------------------------------------------      ----------------------
          CUSIP NO. 375908100                                       Page 2 of 18
          ------------------------------------------      ----------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Prime Partners, Inc. (formerly known as Prime Financial
          Services, Inc.)
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
         NUMBER OF                             0
           SHARES             --------------------------------------------------
        BENEFICIALLY                 8         SHARED VOTING POWER
       OWNED BY EACH                           858,504
         REPORTING            --------------------------------------------------
           PERSON                    9         SOLE DISPOSITIVE POWER
            WITH                               0
                              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               2,053,671
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,053,671
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          22.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------        --------------------
          CUSIP NO. 375908100                                       Page 3 of 18
          ------------------------------------------        --------------------

-------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Michael Ryan
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
         NUMBER OF                             1,208,667
           SHARES             --------------------------------------------------
        BENEFICIALLY                 8         SHARED VOTING POWER
       OWNED BY EACH                           858,504
         REPORTING            --------------------------------------------------
           PERSON                    9         SOLE DISPOSITIVE POWER
            WITH                               500,000
                              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               2,059,671
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,559,671
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          26.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 4 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ralph Porpora
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               2,443
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           858,504
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              2,443
            WITH              --------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER
                                               2,053,671
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,056,114
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          22.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 5 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          James Ciocia
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               71,470
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              71,470
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               474,986
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          546,456
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          5.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 6 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Kenneth Copans
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               87,368
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              87,368
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          87,368
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          1.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 7 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          William Devine
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               11,034
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              11,034
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,034
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 8 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Steven Gilbert
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               750,543
         NUMBER OF            -------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              750,543
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          750,543
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          7.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                       Page 9 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Kathryn Travis
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               40,340
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              40,340
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               168,981
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          209,321
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          2.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                      Page 10 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Alexander Rappaport
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               192,000
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              192,000
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          192,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          2.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                      Page 11 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Harvey Stein
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               102,824
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              102,824
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          102,824
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          1.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                      Page 12 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Richard Vogel
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                     7         SOLE VOTING POWER
                                               75,791
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              75,791
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          75,791
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.8%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ------------------------------------------    ------------------------
          CUSIP NO. 375908100                                      Page 13 of 18
          ------------------------------------------    ------------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ira Martin
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                    7         SOLE VOTING POWER
                                              62,024
         NUMBER OF            --------------------------------------------------
           SHARES                    8         SHARED VOTING POWER
        BENEFICIALLY                           0
       OWNED BY EACH          --------------------------------------------------
         REPORTING                   9         SOLE DISPOSITIVE POWER
           PERSON                              62,024
            WITH              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          62,024
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          0.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 hereby amends the Schedule 13D and Amendments No.1, 2 and 3 thereto (the "Initial Statement") filed by Michael Ryan, Ralph Porpora, Prime Partners, Inc. (formerly known as Prime Financial Services, Inc.), a New York corporation ("Prime"), James Ciocia, Kathryn Travis, Kenneth Copans, William Devine, Steven Gilbert, Alexander Rappaport, Harvey Stein, Richard Vogel, and Ira Martin. (Prime, Messrs. Ryan, Porpora, James Ciocia, Kathryn Travis, Kenneth Copans, William Devine, Steven Gilbert, Alexander Rappaport, Harvey Stein, Richard Vogel, and Ira Martin sometimes being referred to herein collectively as the "Reporting Persons").

Item 2.  Identity and Background.

The following sentence is hereby added to paragraphs (a) of Item 2 of the Initial Statement:

     (a) On June 27, 2002, Prime changed its name from Prime Financial Services, Inc. to Prime Partners, Inc.

Item 3. Source and Amount of Funds or Other Consideration

The following paragraph is hereby added to Item 3 of the Initial Statement:

         On June 14, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, and Kathryn Travis effected the closing of a previously executed Stock Purchase and Option Agreement (the "Travis Agreement") to purchase 190,000 shares of Common Stock from Kathryn Travis pursuant to the Travis Purchase Agreement. These shares were placed in a voting trust pursuant to a separate Voting Trust Agreement. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 193,071 shares of common stock from Ms. Travis pursuant to a market-based price formula, and the shares underlying this option will be placed in a voting trust as well . The funds for this purchase came from the working capital of Prime Management Corporation. From time to time, Messrs. Ryan and Porpora may make capital contributions to Prime and its subsidiaries; Prime also derives funds from management fees, and returns on investments.

Item 4.  Purpose of Transaction

         The following sentence is hereby added to Item 4 of the Initial
Statement:

         On May 31, 2002, Michael Ryan, the independent directors of the Issuer, and the management of the Issuer entered into a standstill agreement as part of an attempt to reach a negotiated settlement with management of the Issuer. On June 30, 2002, this standstill agreement terminated. On July 1, 2002, the Reporting Persons filed a preliminary Consent Statement on Schedule 14A with the Securities and Exchange Commission which described the intention of the Reporting Persons to solicit written consents from stockholders of the Issuer in order to 1) amend the Issuer's by-laws to allow that the stockholders determine the size of the Issuer's board of directors; 2) set the number of such board of directors at nine; 3) to elect three directors to the Issuer's board (including Michael Ryan and Steven Gilbert); and 4) if, prior to the effectiveness of the written consents to be solicited upon the filing of a definitive statement, the number of Directors serving on the Company's Board of Directors is increased by the Board of Directors, to take whatever other actions may be appropriate to enable the Company's stockholders to elect a number of Directors to the Board of Directors such that such Directors, together with the two existing Directors who are members of the Concerned Stockholders, would constitute a majority of the Board of Directors. Also on July 1, 2002, Prime and certain of its subsidiaries and Ms. Travis expressed written consent to the Issuer in the affirmative on all four proposals above.


Item 5.  Interest in Securities of the Issuer

      The following paragraphs are hereby added to paragraphs (a) and (b) of
Item 5 of the Initial Statement:

         (a) The aggregate number of shares of Common Stock beneficially owned by James Ciocia is 546,156 (including 474,686 shares which Prime has the right to acquire pursuant to a Stock Purchase and Option Agreement (the "Ciocia Purchase Agreement") and 71,470 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options). Pursuant to a Voting Trust Agreement (the "Ciocia Trust Agreement"), Michael Ryan has the sole power and authority to vote the 474,686 shares which Prime has the right to acquire under the Ciocia Purchase Agreement. The 546,156 shares beneficially owned by Mr. Ciocia constitute approximately 5.9% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Kathryn Travis is 209,321 (including 168,981 shares which Prime has the right to acquire pursuant to the Travis Agreement and 40,340 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options).), Michael Ryan, pursuant to a separate voting trust agreement (the "Travis Trust Agreement") has the sole power and authority to vote the 383,071 shares which Prime has the right to acquire under the Travis Purchase Agreement. The 209,321 shares beneficially owned by Ms. Travis constitute approximately 2.3% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Kenneth Copans is 87,368. The 87,368 shares beneficially owned by Mr. Copans constitute approximately 1.0% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by William Devine is 11,034. The 11,034 shares beneficially owned by Mr. Devine constitute approximately 0.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Steven Gilbert is 750,543 (including 580,689 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of stock options). The 750,543 shares beneficially owned by Mr. Gilbert constitute approximately 7.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Alexander Rappaport is 192,000 (including 92,000 shares which the Reporting Person has the right to acquire pursuant to a Subordination Agreement). The 192,000 shares beneficially owned by Mr. Rappaport constitute approximately 2.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Harvey Stein is 102,824. The 102,824 shares beneficially owned by Mr. Stein constitute approximately 1.1% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Richard Vogel is 75,791. The 75,791 shares beneficially owned by Mr. Vogel constitute approximately 0.8% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by Ira Martin is 62,024. The 62,024 shares beneficially owned by Mr. Martin constitute approximately 0.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         The aggregate number of shares of Common Stock beneficially owned by all of the Reporting Persons is 3,955,507. The 3,955,507 shares beneficially owned by the Reporting Persons constitute approximately 37.6% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act.

         (b) Pursuant to the Ciocia Trust Agreement, Michael Ryan has the sole power and authority to vote 874,686 shares of Common Stock, of which Prime is the beneficial owner, (including 474,686 shares which Prime has the right to acquire from James Ciocia), for a period of five years, subject to certain restrictions. Pursuant to the Travis Trust Agreement, Mr. Ryan has the sole power and authority to vote an additional 333,981 shares, of which Prime is the beneficial owner, for a period of five years, subject to certain restrictions.

         Other than as described in the paragraph above, each Reporting Person has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Person.

         The following paragraphs are hereby inserted in place of paragraph (c) of Item 5 of the Initial Statement:

         (c) On May 1, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, purchased 400,000 shares of Common Stock from James Ciocia. These 400,000 shares were placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 474,686 shares of common stock from Mr. Ciocia pursuant to a market-based price formula, and the shares underlying this option were placed in a voting trust as well.

         On May 10, 2002, Prime Management Corporation, a wholly owned subsidiary of Prime, entered into an agreement to purchase 190,000 shares of Common Stock from Kathryn Travis pursuant to the Travis Purchase Agreement. Upon the closing of this transaction, these shares were placed in a voting trust. Prime Management Corporation also obtained the option, exercisable immediately, to purchase an additional 168,981 shares of common stock from Ms. Travis pursuant to a market-based price formula, and the shares underlying this option will be placed in a voting trust as well.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         1. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

         2. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee.

         3. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller (including form of Voting Trust Agreement).

         4. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002.

         5. Voting Trust Agreement, dated June 24, 2002, between Prime Management Corporation, Kathryn Travis and Michael Ryan as Trustee.

         6.   Preliminary Consent Statement on Schedule 14A, filed on July 1,
              2002.


Item 7.  Material to be filed as Exhibits.

         Exhibit 1.   Joint Filing Agreement. (Previously filed.)

         Exhibit 2. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers. (Previously filed.)

         Exhibit 3. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee. (Previously filed.)

         Exhibit 4. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller.

         Exhibit 5. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002. (Previously filed.)

         Exhibit 6. Voting Trust Agreement, dated June 24, 2002, between Prime Management Corporation, Kathryn Travis and Michael Ryan as Trustee.

         Exhibit 7. Preliminary Consent Statement on Schedule 14A (incorporated herein by reference to the Reporting Persons' Preliminary Consent Statement on Schedule 14A filed with the Securities and Exchange Commission on July 1, 2002).

              Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 3, 2002

                                                  /s/ Michael Ryan, President
                                                  ------------------------------
                                                  Prime Financial Services, Inc.


                                                  /s/ Ralph Porpora
                                                  ------------------------------
                                                  Ralph Porpora


                                                  /s/ Michael Ryan
                                                  ------------------------------
                                                  Michael Ryan



                                                  ------------------------------
                                                  James Ciocia


                                                  /s/ Kathryn Travis
                                                  ------------------------------
                                                  Kathryn Travis



                                                  ------------------------------
                                                  Kenneth Copans



                                                  ------------------------------
                                                  William Devine



                                                  ------------------------------
                                                  Steve Gilbert



                                                  ------------------------------
                                                  Alexander Rappaport


                                                  /s/ Harvey Stein
                                                  ------------------------------
                                                  Harvey Stein


                                                  /s/ Richard Vogel
                                                  ------------------------------
                                                  Richard Vogel


                                                  /s/ Ira Martin
                                                  ------------------------------
                                                  Ira Martin